Filed by Barclays PLC Pursuant to

Rule 425 under the Securities Act of 1933

Subject Companies:

Barclays PLC

(Commission File No. 333-195965)

Barclays Bank PLC

(Commission File No. 333- 190038)

BARCLAYS PLC

NOTICE RELATING TO THE OFFER TO EXCHANGE DATED MAY 15, 2014

Pursuant to the Offer to Exchange dated May 15, 2014, Barclays PLC is offering to exchange (among other securities):

•	U.S. dollar-denominated 6.625% Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities (Callable 2019 and Every Five Years Thereafter) to be issued by Barclays PLC for any and all 6.278% Non-Cumulative Callable Dollar Preference Shares, Series 1, evidenced by American Depositary Shares, Series 1 (ISIN Code US06738C8284 and CUSIP No. 06738C828) issued by Barclays Bank PLC

TERMS NOT DEFINED OTHERWISE HEREIN SHALL HAVE THE MEANINGS SET FORTH IN THE OFFER TO EXCHANGE DATED MAY 15, 2014

The Offer to Exchange states that the 6.278% Non-Cumulative Callable Dollar Preference Shares, Series 1, evidenced in the form of American Depositary Shares, Series 1 (ISIN Code US06738C8284 and CUSIP No. 06738C828), may be tendered and accepted for payment only in principal amounts equal to minimum denominations of $10,000 and integral multiples of $10,000 in excess thereof.

In order to reflect the denominations of the trading of these American Depositary Shares through the facilities of DTC, Barclays PLC will permit a holder to give an instruction in respect of these American Depositary Shares in principal amounts equal to a minimum denomination of $10,000 and in integral multiples of $1,000 in excess thereof.

All tenders including those referred to in the preceding paragraph are subject to all of the terms and conditions contained in the Offer to Exchange including the following:

“By submitting an Exchange Instruction, each holder and the relevant Direct Participant (on behalf of the relevant holder) represents, warrants and undertakes that it will only submit (or arrange to have submitted on its behalf) one Exchange Instruction in respect of any one Series of the Existing T1 Securities tendered by it in the Exchange Offers”

All other terms and conditions of the Exchange Offers are unchanged by this notice and are as set forth in the Offer to Exchange.

THE EXCHANGE OFFERS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON JUNE 12, 2014, UNLESS EXTENDED BY THE OFFERORS (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”). EXISTING T1 SECURITIES TENDERED PURSUANT TO THE EXCHANGE OFFERS MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DATE. IN ADDITION, IF NOT PREVIOUSLY RETURNED, YOU MAY WITHDRAW EXISTING T1 SECURITIES THAT YOU TENDER THAT ARE NOT ACCEPTED BY US FOR EXCHANGE AFTER THE EXPIRATION OF 40 BUSINESS DAYS FOLLOWING COMMENCEMENT OF THE EXCHANGE OFFERS.

Important Notice

Barclays has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (including the prospectus contained therein) and a tender offer statement on Schedule TO and other documents relating to the Exchange Offers. Holders are advised to read carefully the registration statement, the preliminary prospectus contained therein, the final prospectus when available, the tender offer statement and other documents as they contain important information about the Exchange Offers and procedures for participating in the Exchange Offers. Copies of these documents are available for free by visiting EDGAR on the SEC website at www.sec.gov. In addition, copies of the registration statement, prospectus and tender offer statement may be obtained free of charge by contacting Barclays at Barclays Investor Relations, Barclays PLC, 1 Churchill Place, London E14 5HP, United Kingdom (telephone: 011-44-20-7116-1000).